Securities and Exchange Commission,
                             Washington, D.C.  20549


                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                               (Amendment No. __)*

                                Brightcube, Inc.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   71-934 8104
              ----------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             John C. Kirkland, Esq.
                             Greenberg Traurig, LLP
                        2450 Colorado Avenue, Suite 400E
                         Santa Monica, California 90404
                                 (310) 586-7786
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 9, 2002
                 ----------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)



        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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CUSIP  No.  71-934  8104                                            Page 1 of 5


(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

     Albert  L.  Marco

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                    (a) [ ]
                                                                    (b) [X]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
                PF

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America

                :    (7)   SOLE  VOTING  POWER
                           17,358,315
  NUMBER OF
   SHARES       :    (8)   SHARED  VOTING  POWER
BENEFICIALLY               490,039
  OWNED BY
    EACH        :    (9)   SOLE  DISPOSITIVE  POWER
  REPORTING                17,358,315
PERSON WITH:
                :   (10)   SHARED  DISPOSITIVE  POWER
                           490,039

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                17,848,354

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES                                                    [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                22.99%

(14) TYPE OF REPORTING PERSON
                IN


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CUSIP  No.  71-934  8104                                            Page 2 of 5


ITEM  1.  SECURITY  AND  ISSUER.

     This Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock") of Brightcube, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 240 Center Street El Segundo, CA 90245.

ITEM  2.  IDENTIFY  AND  BACKGROUND.

     The filer is Albert L. Marco (the "Reporting Person"). Reporting Person is the Chief Executive Officer of the Issuer and has the business address of 240 Center Street, El Segundo, CA 90245. During the past five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Reporting Person has not been a party to a civil proceeding that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Reporting Person is a citizen of the United States of America.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Reporting Person is deemed to have beneficial ownership of 17,848,354 shares of Common Stock through his ownership of 16,608,315 shares of Common Stock, his deemed beneficial ownership of 490,039 shares of Common Stock owned by EVG I, a California-registered limited liability partnership (the "LLP") of which Reporting Person is a general partner, and his right to acquire an additional 750,000 shares of Common Stock pursuant to the Option Grant (as defined below) within 60 days of the date of this filing. Based on the 77,641,995 shares of Common Stock outstanding as of March 15, 2002 ( as reported in Issuer's Form 10-KSB, filed on April 1, 2002), and as determined pursuant to Rule 13d-3(d)(1)(i)(A) of the Exchange Act, Reporting Person is deemed to be the beneficial owner of 22.99% of the Common Stock.

     Reporting Person's shares of Common Stock beneficially owned by Reporting Person were obtained as a result of the issuance of Common Stock in connection with the Issuer's acquisition of Extreme Velocity Group, Inc. ("EVG"), a portion of which were escrowed until April 9, 2002. Reporting Person was the principal shareholder of EVG. The fair market value of the assets of EVG acquired by the Issuer in exchange for the shares was $353,000, resulting in consideration of $0.11 per share for the shares acquired by Reporting Person and the LLP. As part of his employment agreement with Issuer, Reporting Person was also granted options to purchase 1,500,000 shares Common Stock (the "Option Grant"). The issuance of these options did not require a cash outlay by Reporting Person. These options vest at the rate of 1/12 of the 1,500,000 share grant each three month period following the date Issuer acquired EVG. Of the 1,500,000 shares granted to Reporting Person under the Option Grant, 750,000 shares are reported as beneficially owned and 750,000 shares are not reported as beneficially owned, but may become beneficially owned as they vest in accordance with the foregoing


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CUSIP  No.  71-934  8104                                            Page 3 of 5


vesting schedule. The Issuer reported additional information about the foregoing transactions in Forms 8-K and 8-K/A filed on January 4, and March 5, 2001, respectively.

ITEM  4.  PURPOSE  OF  THE  TRANSACTION.

     (a)-(j) The information set forth in Item 3 is hereby incorporated herein by reference.

     In connection with the Issuer's acquisition of EVG, of the 16,608,315 shares of Common Stock issued to Reporting Person, 2,929,147 shares were held in escrow, and of the 490,039 shares of Common Stock issued to the LLP, 86,426 shares were held in escrow.

     On April 9, 2002, the escrow agent delivered all of the shares of Common Stock previously held in escrow to the Reporting Person and the LLP.

     Except as set forth above, or as described below, the Reporting Person does not have any plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, provided, however, that the Reporting Person may, from time to time, purchase or sell the Issuer's securities, although none of such future sales or purchases are expected to be of a material nature and to the extent that such future sales or purchase are of a material nature, Reporting Person will make the appropriate disclosures;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material changes in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


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CUSIP  No.  71-934  8104                                            Page 4 of 5


     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)     Any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a)-(b) Reporting Person beneficially owns 17,848,354 shares of Common Stock, which equates to 22.99% of the outstanding Common Stock. Reporting Person has sole voting and dispositive power over 17,358,315 shares of Common Stock and has shared voting and dispositive power over 490,039 shares of Common Stock owned by the LLP. Reporting Person controls, and is the general partner of the LLP, which has a business address of 201 Nevada Street, El Segundo, CA 90245.

     (c) Transactions effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less:

          On April 9, 2002, Reporting Person was transferred 2,929,147 shares of Common Stock previously held in escrow. On April 9, 2002, the LLP was transferred 86,426 shares of Common Stock previously held in escrow. The shares were transferred in consideration of the transfer of assets of a company of which Reporting Person was the principal shareholder. See Item 3.

     (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's Common Stock held by the Reporting Person.

     (e)     Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth, or incorporated by reference, in Items 3 through 5 hereof is hereby incorporated herein by reference.


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CUSIP  No.  71-934  8104                                            Page 5 of 5


Item  7.  Material  to  be  Filed  as  Exhibits.

   Exhibit     Description

      1 Employment Agreement between Albert L. Marco and Issuer dated November 20, 2000 (incorporated by reference to exhibit 99.3 of Issuer's Form 8-K/A filed on March 5, 2001).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.


Dated: April 11, 200 2                       ---------------------------------
                                             Albert  L.  Marco


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